

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Michael L. Seneski
Chief Financial Officer and Treasurer
Ford Motor Credit Company LLC
One American Way
Dearborn, MI 48126

   Re: Ford Motor Credit Company LLC
      Form 10-K for Fiscal Period Ended December 31, 2013
      Filed February 18, 2014
      File No. 001-06368

Dear Mr. Seneski:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Gus Rodriguez

          Gus Rodriguez
          Accounting Branch Chief